Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)
Announcement of the interim results for the six months ended June 30, 2009
(Summary of the 2009 Interim Report)
1 Important Notice
     1.1 The Board of Directors (“Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this summary of the 2009 Interim Report.
     This announcement is a summary of the 2009 Interim Report. Investors should read the 2009 Interim Report carefully for more details. A full version of the 2009 Interim Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).
     1.2 The 2009 Interim Report has been approved unanimously at the Sixth Meeting of the Fourth Session of the Board. All Directors of the Company warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the 2009 Interim Report.
     1.3 Mr Li Xinhua, non-executive Director of the Company and Mr Li Yongwu, independent non-executive Director of the Company, were absent from the Sixth Meeting of the Fourth Session of the Board. Mr Li Xinhua and Mr Li Yongwu, respectively, authorised Mr Liao Yongyuan, executive Director of the Company and Mr Cui Junhui, independent non-executive Director of the Company in writing to attend the meeting of the Board and to exercise their voting rights in respect of the resolutions put forward at the meeting for and on their behalf.

     1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.
     1.5 There is no occupancy of the non-operating funds by the substantial shareholders of the Company.
     1.6 The comparative financial data for the six months ended June 30, 2008 and the year ended December 31, 2008 referred to in this summary of the 2009 Interim Report have been restated due to reasons such as business combination under common control completed during the reporting period.
     1.7 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2009 Interim Report.
2 Basic Information of the Company
     2.1 Basic Information of the Company

Stock Name	PetroChina	PetroChina

Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange

Legal Representative of the Company	Jiang Jiemin

Registered address	World Tower, 16 Andelu, Dongcheng District, Beijing, People’s Republic of China

Postal Code	100011

Office address	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China

Postal Code	100007

Website	http://www.petrochina.com.cn

Email address	xwzou@petrochina.com.cn

Newspaper for Information Disclosure	Please refer to China Securities Journal, Shanghai Securities News and Securities Times for A shares.

Copies of the 2009 Interim Report is Available for Inspection at	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China

     2.2 Contact Persons of the Company and Means of Communication

	Vice President and		Representative of the
	Secretary to the Board of	Representative on Securities	Hong Kong
	Directors	Matters	Representative Office
Name	Li Hualin	Liang Gang	Mao Zefeng

Address	9 Dongzhimen North Street, Dongcheng District, Beijing, People’s Republic of China		Suite 3606, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	xwzou@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk
     2.3 Summary of Financial Data and Financial Indicators
     2.3.1 Key Financial Data and Financial Indicators Prepared under IFRS
Unit: RMB million

			Changes from the
	As at the end of	As at the end	end of the preceding
	the reporting	of the	year to the end of the
Items	period	preceding year	reporting period (%)

Total assets	1,290,589	1,196,235	7.9
Equity attributable to owners of the Company	813,624	790,910	2.9
Net assets per share attributable to owners of the Company (RMB)	4.45	4.32	2.9

		Same period of	Changes over the
	The reporting	the preceding	same period of the
Items	period	year	preceding year (%)

Profit attributable to owners of the Company	50,501	54,438	(7.2)
Net cash flows provided by operating activities	130,075	81,941	58.7
Basic and diluted earnings per share (RMB)	0.28	0.30	(7.2)
Return on net assets (%)	6.2	7.1	(0.9 percentage points )
Net cash flows provided by operating activities per share (RMB)	0.71	0.45	58.7

     2.3.2 Key Financial Data and Financial Indicators Prepared under CAS
Unit: RMB million

			Changes from the
	As at the end of	As at the end	end of the preceding
	the reporting	of the	year to the end of the
Items	period	preceding year	reporting period (%)

Total assets	1,291,058	1,196,962	7.9
Equity attributable to equity holders of the Company	814,230	791,691	2.8
Net assets per share attributable to equity holders of the Company (RMB)	4.45	4.33	2.8

		Same period of	Changes over the
	The reporting	the preceding	same period of the
Items	period	year	preceding year (%)

Operating profit	63,929	78,993	(19.1)
Profit before taxation	63,596	81,245	(21.7)
Net profit attributable to equity holders of the Company	50,326	54,331	(7.4)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	50,772	49,312	3.0
Basic earnings per share (RMB)	0.27	0.30	(7.4)
Diluted earnings per share (RMB)	0.27	0.30	(7.4)
Return on net assets (%)	6.2	6.9	(0.7 percentage points )
Net cash flows provided by operating activities	133,813	84,771	57.9
Net cash flows per share provided by operating activities (RMB)	0.73	0.46	57.9
     2.3.3 Non-recurring profit/loss items
     ✓ Applicable ☐ Not applicable
Unit: RMB million

For the six months ended
June 30, 2009
Non-recurring profit/loss items	(profit) / loss

Net gain on disposal of non-current assets	(64)
Net loss on disposal of available-for-sale financial assets	2
Other non-operating income and expenses	885
Government grants	(75)
A subsidiary’s net profit before it was combined as a business combination under common control	(103)
Reversal of provisions for bad debts against receivables	(65)
Interest income on commissioned loans	(4)
Tax impact of non-recurring profit/loss items	(174)

Total	402

Of which: Non-recurring profit/loss attributable to equity holders of the Company	446
Non-recurring profit/loss attributable to minority interest	(44)

     2.3.4 Differences between CAS and IFRS
     ✓ Applicable ☐ Not applicable
Unit: RMB million

	CAS	IFRS

Net profit (including minority interest)	51,877	52,044
Equity (including minority interest)	869,018	868,586
     2.3.4.1 Differences in net profits between CAS and IFRS

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008
Consolidated net profit	RMB million	RMB million

Consolidated net profit for the period under IFRS	52,044	60,978

Adjustment:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	(99)	(140)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(149)	(129)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	—	(18)

Other	81	190

Consolidated net profit for the period under CAS	51,877	60,881

     2.3.4.2 Differences in shareholders’ equity between CAS and IFRS

	June 30, 2009	December 31, 2008
Consolidated shareholders’ equity	RMB million	RMB million

Consolidated shareholders’ equity for the period under IFRS	868,586	847,840

Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	139	238
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(6)	143
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(110)	(110)

Other	409	328

Consolidated shareholders’ equity for the period under CAS	869,018	848,439

3 Changes in Share Capital and Information on Shareholders
     3.1 Changes in Shareholdings
     ☐ Applicable ✓ Not applicable
     3.2 Shareholdings of Major Shareholders
     The number of shareholders of the Company as at June 30, 2009 was 1,576,885, including 1,568,583 holders of A shares and 8,302 holders of H shares (including 299 holders of the American Depositary Shares).
     (1) Shareholdings of the top ten shareholders
Unit: Shares

					Increase		Number of
					/decrease		shares
				Percentage of	during the	Number of shares	pledged or
	Nature of			shareholding	reporting	with selling	subject to
Name of shareholders	shareholders	Number of shares		(%)	period (+,-)	restrictions	lock-ups

China National Petroleum Corporation	State-owned shares	158,164,597,259	(1)	86.42	0	157,922,077,818	0

HKSCC Nominees Limited (2)	H shares	20,830,010,113	(3)	11.38	-39,509,586	0	0

Industrial and Commercial Bank of China-Lion Securities Investment Fund	A shares	68,125,554		0.037	+59,442,507	0	0

Industrial and Commercial Bank of China-Guangfa Jufeng Securities Investment Fund	A shares	63,823,190		0.035	+63,823,190	0	0

China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	39,999,123		0.022	+16,479,509	0	0

Guangxi Investment Group Limited	A shares	39,129,509		0.021	+39,129,509	0	0

Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	35,069,978		0.019	-12,108,831	0	0

Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	31,115,047		0.017	-22,118,387	0	0

China Construction Bank-CIFM China Advantage Securities Investment Fund	A shares	27,555,440		0.015	+6,612,006	0	0

Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	A shares	22,754,339		0.012	-2,091,759	0	0

Notes:

1.	The number of shares includes 242,519,441 A shares acquired by China National Petroleum Corporation (“CNPC”) from the secondary market via the trading system of the Shanghai Stock Exchange, representing 0.13% of the total share capital of the Company. For details of such acquisition, please refer to the relevant announcement dated September 23, 2008 published on the website of the Shanghai Stock Exchange. However, such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

2.	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.

3.	394,914,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.21% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
     (2) Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Number	Name of shareholders	Number of shares held	Types of shares

1	HKSCC Nominees Limited	20,830,010,113	H shares

2	Industrial and Commercial Bank of China-Lion Securities Investment Fund	68,125,554	A shares

3	Industrial and Commercial Bank of China-Guangfa Jufeng Securities Investment Fund	63,823,190	A shares

4	China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	39,999,123	A shares

5	Guangxi Investment Group Limited	39,129,509	A shares

6	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	35,069,978	A shares

7	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	31,115,047	A shares

8	China Construction Bank-CIFM China Advantage Securities Investment Fund	27,555,440	A shares

9	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	22,754,339	A shares

10	China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	18,999,748	A shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for Industrial and Commercial Bank of China-Lion Securities Investment Fund, Industrial and Commercial Bank of China-Guangfa Jufeng Securities Investment Fund and Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund, all of which are under the management of Industrial and Commercial Bank of China, and China Construction Bank-CIFM China Advantage Securities Investment Fund and China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund, both of which are under the management of China Construction Bank, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

     (3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at June 30, 2009, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of The Laws of Hong Kong) are as follows:

					Percentage
					of such
					shares in the
					same class of	Percentage
					the issued	of total
Name of	Nature of				share capital	share capital
shareholder	shareholding	Number of shares		Capacity	(%)	(%)

CNPC	A Share	158,164,597,259	(L)	Beneficial Owner	97.68	86.42

	H Share	394,914,000	(L) (1)	Interest of controlled corporation	1.87	0.21

JPMorgan Chase & Co. (2)	H Share	1,181,217,629	(L)	Beneficial Owner/ Investment Manager/ Custodian/Approved Lending Agent	5.60	0.65

		170,829,871	(S)	Beneficial Owner	0.81	0.09

		775,079,597	(LP)	Custodian/Approved Lending Agent	3.67	0.42

(L) Long position (S) Short position (LP) Lending pool

Notes:

1.	394,914,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

2.	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 379,274,032 H shares (long position) and 170,829,871 H shares (short position) were held in its capacity as beneficial owner, 26,864,000 H shares (long position) were held in its capacity as investment manager and 775,079,597 H shares (long position) were held in its capacity as custodian/approved lending agent. These 1,181,217,629 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian/approved lending agent.
     As at June 30, 2009, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
     3.3 Information on Changes of Controlling Shareholder and the Ultimate Controller
     ☐ Applicable ✓ Not applicable

4 Directors, Supervisors and Senior Management
     4.1 Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management
     ☐ Applicable ✓ Not applicable
5 Directors’ Report
     5.1 Discussion and Analysis of the Overall Operations During the Reporting Period
     5.1.1 Review of Results of Operations
     In the first half of 2009, being faced with the serious challenges and consequences caused by the global financial crisis and affected by the severe situations as reflected by a decline in international crude oil prices, a shrinking demand in the domestic oil and petrochemical markets and a sluggish sale of products, the Group planned in a scientific manner, made comprehensive arrangements and responded proactively. Adhering to the guiding principle of being market-oriented and focusing on efficiency, the Company made scientific adjustments to its production and operational plans, adopted tighter management over investments, optimised its investment portfolio and controlled its costs and expenses. The Company thereby achieved safe, stable and orderly production and operations and the effects of enhanced controls over investments, reduced costs and improved efficiencies became eminent. With the accelerated development of its natural gas and international business and the gradual enhancement of its operating efficiency on a month by month basis, the Group’s overall operating results were better than expected.
     1. Market Review
     (1) Crude Oil Market Review
     During the first half of 2009, international crude oil prices were at low levels with high volatility. In the first quarter of 2009, resulting from the impacts of the global financial crisis, the crude oil market continued to follow the downward trend from late 2008, with the oil prices hovering at low levels. The average price for West Texas Intermediate (“WTI”) was US$43.24 per barrel. In the second quarter of 2009, driven by a devaluation of the United States Dollars (“US Dollars” or “US$”) and market expectations of economic stability and other factors, oil prices began to show signs of recovery with the average price for WTI at US$59.69 per barrel. In the first half of 2009, the average prices for WTI and Brent crude oil were US$51.6 and US$51.7 per barrel, respectively, representing a decline of 53.5% and 52.5%, respectively, as compared with the same period of 2008.

     According to the relevant information, net crude oil imports amounted to 88.18 million tons in the first half of 2009, representing a decline of 0.9% as compared with the same period of 2008. Domestic crude oil output was 93.05 million tons, representing a decline of 1.4% as compared with the same period of 2008. The volume of crude oil processed was 159.00 million tons, representing a decline of 0.2% as compared with the same period of 2008.
     (2) Refined Products Market Review
     In the first half of 2009, affected by the global financial crisis, there was a slowdown in the growth of the PRC real economy and decline in the demand for refined products. According to the relevant information, in the first half of 2009, the apparent domestic consumption of refined products amounted to 97.89 million tons, representing a decline of 4.8% as compared with the same period of 2008. In the first half of 2009, the PRC government implemented a new pricing mechanism for refined products and made five successive adjustments to the prices of domestic refined products in order to align the price trends of domestic refined products to international crude oil prices.
     (3) Chemical Products Market Review
     In the first half of 2009, as an effective response to the global financial crisis, the PRC government successively launched a RMB4,000 billion economic stimulus plan and implemented a series of policies, such as substantially raising the tax refunds on the export of chemical products and their related finished products, promoting the sales of household electrical appliances in the rural areas with a view to expanding domestic demand, etc.. The implementation of these policies contributed to an improvement in demand in the chemical products market. During the first half of 2009, international crude oil prices regained an upward trend which underpinned an increase in the prices of chemical products. Hence, in the first half of 2009, the chemical products market showed overall optimistic trends in terms of volumes and prices.
     (4) Natural Gas Market Review
     In the first half of 2009, apart from industrial demand for natural gas around certain gas fields being dampened by the global financial crisis, the overall demand for and supply of natural gas in the domestic natural gas market remained strong as a result of the growth in the domestic economy and the rising demand for environmental protection, with natural gas production and consumption maintaining relatively rapid growth.
     2. Business Review
     Based on management needs, with effect from January 1, 2009, the Group has redefined its operating segments as follows: the businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and

Chemicals segment; and the marketing of refined products and trading business are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline. Comparative amounts of the same period of 2008 have been restated to reflect the re-segmentation.
     (1) Exploration and Production
     In the first half of 2009, on the premise of effective control on investment, the Group placed emphasis on resources as a strategy and continued to boost its oil and gas exploration. Priority was given to pre-exploration projects and risk exploration projects in the area of oil and gas exploration. The Group formulated and implemented optimal plans and achieved significant results in oil and gas exploration. In particular, significant progress was achieved in the oil and gas exploration in the Songliao Basin, Bohai Bay Basin, Erdos Basin, Tarim Basin, Junggar Basin and Sichuan Basin, thereby building up a solid foundation for the growth of reserves for 2009. In the development of oil and gas fields, the Group adhered to the principle of achieving an overall balance in terms of production, transportation and marketing and placing priority on economic benefit. Reasonable adjustments were made to the production levels of crude oil and construction plans for production capacity in response to market changes, thus maintaining balanced and steady production and operations. Efforts were made to undertake further sophisticated measures and secondary recovery at mature oilfields, thereby achieving steady production at these oilfields. The Group persisted in conducting comprehensive development of new oilfields and strived to raise their utilisations. At the same time, the Group accelerated the progress of developing the production capacity of new oilfield areas in Changqing, Tarim and Jilin in response to changing conditions in order to lay down foundation for long-term development.
     The Group has proactively grasped key strategic opportunities at the time of low oil price, and pursued cooperation in overseas oil and gas projects. The Group has entered into a number of cross-border cooperation projects including the project in the Rumaila Oilfield in Iraq. At the same time, coordinated efforts were also made to boost the production and reserves of overseas oil and gas projects. Contribution by the Group’s international business gradually increased.
     In the first half of 2009, the lifting cost for oil and gas operations was US$8.59 per barrel, representing a decline of 1.8% from US$8.75 per barrel in the first half of 2008. Excluding the effect of exchange rate changes, the lifting cost decreased by 5.0% compared to that of the same period of 2008.

     Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2009	First half of 2008	Change (%)

Crude oil output	Million barrels	417.7	438.8	(4.8)
Marketable natural gas output	Billion cubic feet	1,021.1	923.5	10.6
Oil and natural gas equivalent output	Million barrels	587.9	592.8	(0.8)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.
     (2) Refining and Chemicals
     In the first half of 2009, the Group made strenuous efforts to overcome difficulties such as the high level of inventories in refined products and the making of relatively large adjustments to the load capacity of processing facilities, etc.. The Group has strengthened management of the refining and chemical business as a set of integrated operations, strongly pushed forward the overall optimisation of resources, consolidated the organisation and co-ordination of production, intensified production management and achieved safe and steady operation of production facilities. Major technical and economic indicators continued to improve. The Group placed emphasis on increasing efficiency, optimised the product mix based on market needs, made reasonable adjustments to the proportion of diesel to gasoline and increased the production of high value-added products. Significant progress was made in respect of the strategic structure for the refining and chemical businesses and the construction of key projects. In respect of the sale of chemical products, leveraged on the centralised sales and marketing network, the scope of the marketing was expanded and efforts were made to promote sales at favourable prices.
     In the first half of 2009, the Group’s refineries processed 389 million barrels of crude oil, and the Exploration and Production segment of the Group contributed 79.6% of crude oil processed. The Group produced approximately 34.55 million tons of gasoline, diesel and kerosene. The refining processing cost of the Group’s refineries was RMB133.9 per ton, which was similar to that for the same period of 2008.

     Summary of Operations of the Refining and Chemicals Segment

		First half of	First half of
	Unit	2009	2008	Change (%)

Processed crude oil	Million barrels	389.3	425.2	(8.4)
Gasoline, kerosene and diesel output	’000 ton	34,550	36,787	(6.1)
of which: Gasoline	’000 ton	11,191	11,861	(5.6)
Kerosene	’000 ton	1,026	1,127	(9.0)
Diesel	’000 ton	22,333	23,799	(6.2)
Comprehensive commodity yield for oil products	%	93.3	92.7	0.6 percentage points
Ethylene	’000 ton	1,322	1,319	0.2
Synthetic resin	’000 ton	2,029	2,036	(0.3)
Synthetic fibre raw materials and polymer	’000 ton	678	878	(22.8)
Synthetic rubber	’000 ton	191	157	21.7
Urea	’000 ton	2,054	2,046	0.4

Note: Figures have been concerted at the rate of 1 ton of crude oil = 7.389 barrels.
     (3) Marketing
     In the first half of 2009, facing with complex and volatile market conditions, the Group proactively adopted various measures to optimise the despatch and transmission network and adjust its marketing strategies in a timely manner, as well as actively promoted sales to commercial users with high efficiency and usage. The Group continuously enhanced its retail management and its quality of services, accelerated the expansion of marketing networks for refined products and the construction of storage facilities, further strengthened its supply capability and improved its operating efficiency.
     Summary of Operations of the Marketing Segment

	Unit	First half of 2009	First half of 2008	Change (%)

Gasoline, kerosene and diesel output	’000 ton	47,028	45,719	2.9
of which: Gasoline	’000 ton	14,550	14,506	0.3
Kerosene	’000 ton	2,343	2,614	(10.4)
Diesel	’000 ton	30,135	28,599	5.4
     (4) Natural Gas and Pipeline
     In the first half of 2009, the construction of the Group’s oil and gas pipelines achieved significant breakthroughs. The natural gas business maintained a rapid growth momentum. The welding work on the principal parts of the West Section of the Second West-East Gas Pipeline was completed and the construction of the East Section of the Second West-East Gas Pipeline commenced. The construction of the domestic key oil and gas pipeline networks progressed in an orderly manner. The construction of the Yongqing-Tangshan-Qinhuangdao Gas Transmission Pipeline and the Lanzhou-Zhengzhou Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline was completed and commissioned. The construction of the Tertiary Shaanxi-Beijing Natural Gas Pipeline, the Se-Ning-Lan Double Line and the

Qinhuangdao-Shenyang Natural Gas Pipeline etc. commenced. Construction works of key projects such as Dalian project and Jiangsu LNG project proceeded in an orderly manner. The Group organised the operation of its natural gas business in a scientific manner, despatched natural gas on a unified basis and optimised the flow of resources and user composition. The natural gas marketing business leveraged on its advantage of the nationwide pipeline network and strengthened the balance of production, transportation and marketing, thereby guaranteeing the supply of natural gas to major cities as well as public utilities and key industrial users in a safe and steady manner.
     5.1.2 Management Discussion and Analysis
     1. The financial data set out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2009 prepared under IFRS
     (1) Consolidated Operating Results
     In the first half of 2009, the Group was confronted by the severe challenges and impact from the global financial crisis. Having analysed the prevailing economic condition, the Group proactively responded to the changes in the external environment, took a number of measures to organise its production and operations in a scientific manner and achieved a steady, rapid and coordinated development in its production and business operations. During the first half of 2009, the Group achieved a turnover of RMB415,277 million under IFRS, representing a decrease of 24.7% from the same period of the preceding year. Net profit attributable to owners of the Company was RMB50,501 million, representing a decrease of 7.2% from the same period of the preceding year. Basic earnings per share was RMB0.28, representing a decrease of RMB0.02 from the same period of the preceding year. However, when compared to the preceding quarter, various financial indicators showed marked improvements.
     Turnover Turnover decreased 24.7% from RMB551,339 million for the six months ended June 30, 2008 to RMB415,277 million for the six months ended June 30, 2009. This was primarily due to the decreases in the selling prices of major products including crude oil, natural gas, gasoline and diesel, and a reduction in revenue from trading of oil products. The table below sets out the external sales volume and average realised prices for major products sold by the Group for the first half of 2008 and 2009 and the percentages of change in the sales volume and average realised prices during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage			Percentage
	First half of	First half of	of change	First half	First half	of change
	2009	2008	(%)	of 2009	of 2008	(%)

Crude oil*	22,768	17,618	29.2	2,303	5,188	(55.6)
Natural gas (million cubic metre, RMB/’000 cubic metre)	29,356	24,898	17.9	792	821	(3.5)
Gasoline	14,550	14,506	0.3	5,327	5,698	(6.5)
Diesel	30,135	28,599	5.4	4,465	5,299	(15.7)
Kerosene	2,343	2,614	(10.4)	3,303	6,134	(46.2)
Heavy oil	3,131	4,138	(24.3)	2,427	3,529	(31.2)
Polyethylene	1,072	1,079	(0.6)	7,910	11,811	(33.0)
Lubricant	924	1,208	(23.5)	6,846	7,154	(4.3)

*	The crude oil listed above is all external sales volume of crude oil by the Group. Comparative amounts of the same period of 2008 have been adjusted accordingly.
     Operating Expenses Operating expenses decreased 26.1% from RMB472,458 million for the six months ended June 30, 2008 to RMB349,277 million for the six months ended June 30, 2009, which consisted of the following:
     Purchases, Services and Other Purchases, services and other decreased 38.5% from RMB294,073 million for the six months ended June 30, 2008 to RMB180,917 million for the six months ended June 30, 2009. This was primarily due to a decrease in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the decrease in the purchase costs. In addition, the decrease in the trading business of oil products in the first half of 2009 also resulted in lower purchase costs.
     Employee Compensation Costs The employee compensation costs of the Group for the six months ended June 30, 2009 were RMB30,574 million, which was basically the same as the same period of 2008 of RMB30,502 million.
     Exploration Expenses Exploration expenses decreased 13.8% from RMB12,889 million for the six months ended June 30, 2008 to RMB11,107 million for the six months ended June 30, 2009. This was primarily due to the fact that the Group had made adjustments to optimise the structure and workload of exploration and had further strengthened the management of oil and gas exploration as well as the control over the process of exploration.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation of the Group was RMB42,859 million for the six months ended June 30, 2009, which is basically the same as the same period of 2008 of RMB43,059 million.
     Selling, General and Administrative Expenses Selling, general and administrative expenses decreased 3.8% from RMB28,104 million for the six months ended June 30, 2008 to RMB27,027 million for the six months ended June 30, 2009. This was primarily due to the fact that the Group had taken a series of measures towards reducing costs and improving efficiency to cope with the financial crisis and to improve profitability, resulting in marked improvement in cost controls.
     Taxes other than Income Taxes Taxes other than income taxes decreased 14.5% from RMB66,330 million for the six months ended June 30, 2008 to RMB56,727 million for the six months ended June 30, 2009. This was primarily due to (i) a sharp decrease in special levy on the sale of domestically produced crude oil by the Group from RMB48,019 million for the first half of 2008 to RMB2,385 million for the first half of 2009, as a result of the lower international crude oil prices throughout the first half of 2009; and (ii) a sharp increase in consumption tax expenses borne by the Group as a result of the implementation of a new policy on fuel consumption tax, from RMB7,035 million for the first half of 2008 to RMB39,702 million for the first half of 2009.
     Other Expenses/Income, net Other expenses, net, was RMB66 million for the six months ended June 30, 2009 and other income, net, was RMB2,499 million for the six months ended June 30, 2008. This was primarily due to the recognition in the first half of 2008 of subsidies provided by the PRC government to ensure supply of crude oil and refined products in the domestic markets.
     Profit from Operations The Group’s profit from operations was RMB66,000 million for the six months ended June 30, 2009, representing a decrease of 16.3% from the same period in the preceding year of RMB78,881 million.
     Net Exchange Loss Net exchange loss decreased from RMB1,007 million for the six months ended June 30, 2008 to RMB838 million for the six months ended June 30, 2009. The decrease in the net exchange loss was mainly due to the effect of the appreciation of the Renminbi against the US dollars and other currencies.
     Net Interest Expenses Net interest expenses increased by RMB1,833 million, from RMB214 million for the six months ended June 30, 2008 to RMB2,047 million for the six months ended June 30, 2009. The increase in the net interest expense was mainly due to the combined effect of a substantial increase in the outstanding balance of interest-bearing debts and a decrease in interest income from a decrease in the average outstanding balance of deposits.
     Profit before Income Tax Expense Profit before income tax expense was RMB63,854 million for the six months ended June 30, 2009, representing a decrease of 21.5% from the same period in the preceding year of RMB81,356 million.
     Income Tax Expenses Income tax expenses decreased 42.0% from RMB20,378 million for the six months ended June 30, 2008 to RMB11,810 million for the six months ended June 30, 2009. The decrease was primarily due to a reduction in the taxable income for the reporting period and taxation adjustments.

     Profit for the period Net profit of the Group was RMB52,044 million for the six months ended June 30, 2009, representing a decrease of 14.7% from the same period in the preceding year of RMB60,978 million.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) As the international crude oil prices remained low during the first half of 2009, certain subsidiaries of the Company recorded a decrease in the profit before income tax expenses for the first half of 2009 to a large extent. This has resulted in a significant decrease in the profit attributable to minority interest of the Company, from RMB6,540 million for the six months ended June 30, 2008 to RMB1,543 million for the six months ended June 30, 2009.
     Profit attributable to Owners of the Company Profit attributable to owners of the Company was RMB50,501 million for the six months ended June 30, 2009, representing a decrease of 7.2% from the corresponding period in the preceding year of RMB54,438 million.
     (2) Segment Results
     Exploration and Production
     Turnover Turnover decreased 49.2% from RMB320,166 million for the six months ended June 30, 2008 to RMB162,688 million for the six months ended June 30, 2009. The decrease was primarily due to a substantial decline in crude oil prices. The average realised crude oil price of the Group in the first half of 2009 was US$42.46 per barrel, representing a decrease of 54.6% from US$93.45 per barrel during the first half of 2008.
     Operating Expenses Operating expenses decreased 33.8% from RMB188,819 million for the six months ended June 30, 2008 to RMB125,048 million for the six months ended June 30, 2009. The decrease was primarily due to a decrease in the purchase costs of imported crude oil and a sharp decrease in the payment of special levy on the sale of domestic crude oil by the Group as international crude oil prices remained low throughout the first half of 2009.
     Profit from Operations The Exploration and Production segment generated profit from operations of RMB37,640 million for the six months ended June 30, 2009 due to measures such as prioritising an overall balance among production, transportation and marketing and its efficiency, organising crude oil production in a scientific manner and coordinating crude oil production in an orderly manner, and taking proactive measures in reducing costs while increasing efficiency. Notwithstanding factors such as the sharp decrease in crude oil prices resulting in profit from operations for the six months ended June 30, 2009 dropped by 71.3% when compared with RMB131,347 million for the same period of 2008, the Exploration and Production segment remains the most important contributor to the profit of the Group.

     Refining and Chemicals
     Turnover Turnover fell 20.8% from RMB274,022 million for the six months ended June 30, 2008 to RMB216,988 million for the six months ended June 30, 2009. The decrease was primarily due to a decrease in the prices and the sales volume of key refined products.
     Operating Expenses Operating expenses decreased 40.2% from RMB333,852 million for the six months ended June 30, 2008 to RMB199,796 million for the six months ended June 30, 2009. The decrease was primarily due to the persistently low international crude oil prices and the prices of domestic refined products being lower than that of the same period of 2008 which resulted in a decrease in the purchase costs of crude oil, feedstock oil and refined products from external suppliers.
     Profit/Loss from Operations Fully leveraging on the advantages of integrated refining and chemical operations, the Refining and Chemicals segment strengthened production organisation and coordination, focused on management of benchmark indicators and pursued cost reduction and efficiency enhancement initiatives. The profit from operations amounted to RMB17,192 million for the six months ended June 30, 2009, compared with a loss of RMB59,830 million for the six months ended June 30, 2008.
     Marketing
     Turnover Turnover fell 24.1% from RMB398,324 million for the six months ended June 30, 2008 to RMB302,225 million for the six months ended June 30, 2009. The drop in turnover was primarily due to a decrease in the prices of refined products and a decrease in revenue from the trading of oil products.
     Operating Expenses Operating expenses decreased 24.5% from RMB390,794 million for the six months ended June 30, 2008 to RMB294,932 million for the six months ended June 30, 2009. The decrease was primarily due to a decrease in the purchase costs of refined products from external suppliers. In addition, the slowdown in the trading business of oil products also contributed to the drop in operating expenses.
     Profit from Operations The Group adopted proactive and effective marketing strategies and enhanced cost management to effectively cope with the financial crisis. As a result of the factors discussed above, profit from operations of the Marketing was RMB7,293 million for the six months ended June 30, 2009, which was basically the same as the period for the six months ended June 30, 2008 of RMB7,530 million.
     Natural Gas and Pipeline
     Turnover Turnover increased 13.5% from RMB30,902 million for the six months ended June 30, 2008 to RMB35,074 million for the six months ended June 30, 2009. The increase was primarily due to an increase in the sales volume of natural gas and the volume of natural gas from pipeline transmission.

     Operating Expenses Operating expenses increased 12.0% from RMB22,506 million for the six months ended June 30, 2008 to RMB25,207 million for the six months ended June 30, 2009. The increase was primarily due to an increase in the purchase costs of natural gas.
     Profit from Operations The Natural Gas and Pipeline segment actively focused on the development of oil and gas pipelines network and city gas operations. Output and sales volume of natural gas continued to maintain a double-digit growth. Profit contribution from the Natural Gas and Pipeline segment to the Group continues to grow. Profit from operations of the Natural Gas and Pipeline segment was RMB9,867 million, representing an increase of 17.5% from the same period of 2008 of RMB8,396 million.
     (3) Cash Flows
     As at June 30, 2009, the primary sources of funds of the Group were cash provided by operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
     The table below sets forth the cash flows of the Group for the six months ended June 30, 2009 and June 30, 2008, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30,
	2009	2008
	RMB million	RMB million

Net cash flows provided by operating activities	130,075	81,941
Net cash flows used for investing activities	(93,142)	(66,650)
Net cash flows from / (used for) financing activities	19,805	(20,228)
Translation of foreign currency	(656)	(223)
Cash and cash equivalents at the end of the period	89,232	63,657
     Net Cash Flows Provided by Operating Activities
     The net cash flows of the Group provided by operating activities for the six months ended June 30, 2009 were RMB130,075 million, representing an increase of 58.7% compared with RMB81,941 million generated for the six months ended June 30, 2008. This was mainly due to the fact that the Group had strengthened the management of current assets such as inventories and the movements in working capital had increased the operating cash flows. As at June 30, 2009, the Group had cash and cash equivalents of RMB89,232 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 86.3% were denominated in Renminbi, 11.5% were denominated in US Dollars and 2.2% were denominated in other currencies).

     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the six months ended June 30, 2009 were RMB93,142 million, representing an increase of 39.7% compared with RMB66,650 million used for the six months ended June 30, 2008. The increase in cash flows used for investing activities was primarily due to an increase in advance payment for construction projects and acquisition expenditures.
     Net Cash Flows From / (Used for) Financing Activities
     The net cash flows of the Group from financing activities for the six months ended June 30, 2009 were RMB19,805 million, compared with the net cash flows used for financing activities of RMB20,228 million during the six months ended June 30, 2008. This difference was primarily due to the issuance of three tranches of medium-term notes during the reporting period, which raised a total of RMB45,000 million.
     The net borrowings of the Group as at June 30, 2009 and December 31, 2008, respectively, were as follows:

	As at June 30, 2009	As at December 31, 2008
	RMB million	RMB million

Short-term borrowings (including current portion of long-term borrowings)	102,320	93,670
Long-term borrowings	72,099	32,852

Total borrowings	174,419	126,522

Less: Cash and cash equivalents	(89,232)	(33,150)

Net borrowings	85,187	93,372

Maturities of long-term borrowings (including borrowings maturing within one year) of the Group were as follows:

	As at June 30, 2009	As at December 31, 2008
	RMB million	RMB million

To be repaid within one year	11,861	5,898
To be repaid within one to two years	5,712	15,442
To be repaid within two to five years	56,605	7,432
To be repaid after five years	9,782	9,978

	83,960	38,750

     Of the total borrowings of the Group as at June 30, 2009, approximately 67.1% were fixed-rate loans and approximately 32.9% were floating-rate loans. Of the borrowings as at June 30, 2009, approximately 84.9% were denominated in Renminbi, 15.0% were denominated in United States Dollars and 0.1% were denominated in Euro.
     As at June 30, 2009, the gearing ratio of the Group (gearing ratio=interest-bearing debts/ (interest-bearing debts + total equity)) was 16.7% (As at December 31, 2008: 13.0%).
     (4) Capital Expenditures
     In proactively coping with the global financial crisis, the Company further tightened its investment management and optimised its investment portfolio. In addition, the Group exercised control over the overall investment scale and adopted an optimised deployment plan to devise and implement measures such as centralised procurement in an effort to increase the returns on investment. For the first half of 2009, capital expenditures of the Group were RMB78,081 million, representing an increase of 8.3% from the same period of 2008 of RMB72,110 million. This was primarily due to the successive commencement of constructions of the Group’s various strategic oil and gas pipelines in the first half of 2009. The following table sets out the capital expenditures for the various segments of the Group for the six months ended June 30, 2009 and for the six months ended June 30, 2008 and the estimated capital expenditures for the various segments of the Group for the whole year of 2009.

	For the first half of 2009			For the first half of 2008			Estimates for 2009
	RMB million		(%)	RMB million		(%)	RMB million		(%)

Exploration and Production	38,804	*	49.7	47,470	*	65.8	133,800	*	57.4
Refining and Chemicals	8,872		11.4	9,637		13.4	34,700		14.9
Marketing	2,293		2.9	1,197		1.7	8,500		3.6
Natural Gas and Pipeline	27,096		34.7	12,845		17.8	52,200		22.4
Other	1,016		1.3	961		1.3	3,900		1.7

Total	78,081		100.0	72,110		100.0	233,100		100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2008 and the first half of 2009, and the estimates for the same in 2009 would be RMB53,725 million, RMB44,176 million and RMB 142,300 million, respectively.

     Exploration and Production
     For the six months ended June 30, 2009, capital expenditures in relation to the Exploration and Production segment amounted to RMB38,804 million and were mainly used in oil and gas exploration projects in Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin and Junggar Basin and in the construction of key production facilities at various oil and gas fields.
     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2009 will amount to RMB133,800 million. Exploration activities will mainly be focused on the overall control of the key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin and Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while efforts in maintaining stable output or increasing output will also be focused on areas such as Daqing, Changqing and Xinan oil and gas fields.
     Refining and Chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the six months ended June 30, 2009 amounted to RMB8,872 million, including RMB3,760 million for the redevelopment of refining facilities and RMB3,912 million for the construction of chemical facilities. The capital expenditures for the six months ended June 30, 2009 were mainly used in the construction of refining facilities with capacity over ten million tons, such as the Dushanzi Petrochemical, Guangxi Petrochemical and Sichuan Petrochemical projects, and major projects such as Tarim Petrochemical chemical fertiliser project, Urumqi Petrochemical aromatic hydrocarbon project, Fushun Petrochemical ethylene project and Sichuan Petrochemical ethylene project.
     The Group anticipates that capital expenditures for the Refining and Chemicals segment for the twelve months ending December 31, 2009 will amount to RMB34,700 million, of which approximately RMB19,000 million will be used for the construction and expansion of large scale refining facilities mainly for the projects of Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Fushun Petrochemical, etc., and approximately RMB15,700 million will be used for the construction and expansion of chemical facilities under major ethylene projects including those of Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the six months ended June 30, 2009 amounted to RMB2,293 million, which were mainly used for the construction of sales network facilities including service stations and oil storage tanks.

     The Group anticipates that capital expenditures for the Marketing segment for the twelve months ending December 31, 2009 will amount to RMB8,500 million, which are expected to be used primarily for the construction of sales networks and infrastructure storage facilities for oil products.
     Natural Gas and Pipeline
     Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2009 amounted to RMB27,096 million and were mainly used in the construction of the Second West-East Gas Pipeline, the Mohe-Daqing Crude Oil Pipeline and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline and other pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2009 will amount to RMB52,200 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the Second West-East Gas Pipeline, the Mohe-Daqing Crude Oil Pipeline and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline, the pipeline networks used for transporting enhanced production from oil and gas fields and LNG projects.
     Other
     Capital expenditures for the Other segment for the six months ended June 30, 2009 were RMB1,016 million.
     The Group anticipates that capital expenditures for the Other segment for the twelve months ending December 31, 2009 will amount to RMB3,900 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.

     2. The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS
     (1) Principal operations by segment under CAS

					Change in
				Change in	cost of
				income from	principal
				principal	operations
				operations	compared
	Income from	Cost of		compared	with the
	principal	principal		with the same	same period
	operations for	operations		period of the	of the	Increase
	the first half of	for the first	Gross	preceding	preceding	(decrease) in
	2009	half of 2009	margin*	year	year	gross margin
						(Percentage
	RMB million	RMB million	(%)	(%)	(%)	points)

Exploration and production	158,854	99,845	31.1	(49.0)	(11.7)	(15.4)
Refining and chemicals	213,519	143,158	12.7	(20.8)	(53.5)	29.9
Marketing	299,939	273,414	8.5	(24.4)	(26.5)	2.4
Natural gas and pipeline	34,659	23,662	30.3	13.3	10.3	2.0
Other	32	47	—	—	—	—
Inter-segment elimination	(302,107)	(301,363)	—	—	—	—
Total	404,896	238,763	27.8	(24.4)	(30.3)	3.3

*	Gross margin=Profit from principal operations / Income from principal operations
     During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB12,577 million.
     (2) Principal operations by region under CAS

			Change compared with
			the same period of the
	First half of 2009	First half of 2008	preceding year
Operating income	RMB million	RMB million	(%)

PRC	400,699	520,546	(23.0)
Other	14,578	30,793	(52.7)
Total	415,277	551,339	(24.7)
     5.2 Explanation on the reasons for material changes in principal operations and their structure
     ☐ Applicable    ✓ Not applicable
     5.3 Explanation on material changes in profitability (gross margin) of principal operations compared to the same period of the preceding year
     ☐ Applicable   ✓ Not applicable

     5.4 Analysis of the reasons for material changes in the profit composition compared to the same period of the preceding year
     ☐ Applicable   ✓ Not applicable
     5.5 Use of proceeds from fund raising
     5.5.1 Utilisation of proceeds from fund raising
     ✓ Applicable   ☐ Not applicable

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and	Total amount of proceeds used during the reporting period	RMB1,418 million
	RMB66,243 million, respectively.	Accumulated amount of proceeds used	RMB54,235 million

	Proposed		Actual	Realised
	Investment	Modification	investment	return on	Progress as	Achieved
Committed project	(RMB million)	of the project	(RMB million)	investment	planned	expected return

Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	5,644	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	3,885	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	659	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Dushanzi Petrochemical’s projects - processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	14,850	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	724	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Total	37,770		25,762

Projects not progressing as planned and not achieving expected return	—

Projects modified and modification procedures	—

Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     5.5.2 Modification of projects
     ☐ Applicable   ✓ Not applicable
     5.6 Business Prospect in the Second Half of 2009
     In the second half of 2009, recovery of the world economy from the global financial crisis is still uncertain. Whilst the outlook for the PRC economy generally looks steady and optimistic but the foundation for economic rebound is not well established. The oil and petrochemical markets are also facing uncertainties in their recovery. Confronted with a complex and volatile external environment and increasingly acute market competition, the Group will capture any favourable opportunity brought about by positive changes in macroeconomic conditions. The Group will vigorously implement its strategy on “resources, marketing and internationalisation”, take advantage of market-oriented principle and place emphasis on the efficiency-focused principle. The Group will also strengthen the overall balance among production, transportation and marketing and accelerate the transformation of the pattern of business development. The Group will continue to enhance industrial safety and environment protection, and flexibly cope with changing market conditions. The Group will organise production and operations in a scientific manner, actively promote technological advancement, and continually enhance corporate management in order to maintain a fast but steady development of the Company’s production and operations.
     In respect of exploration and production, the Group will continue to place top priority on resources exploration and exploitation and maintain the leading position in its upstream operations in China. The Group will stress the simultaneous exploration of oil and gas and will endeavour to discover sizeable and high quality reserves. The Group will continue to place top priority on economic benefits in the development of oil and gas fields, reduce facilities with low production and reduce the construction of production capacity with low efficiency. The Group will steadily deploy secondary recovery of mature oilfields, focus on raising production per well, enhance steady production level at mature oilfields as well as maintain a steady increase in domestic crude oil output. The Group will continue to view natural gas operations as a business of key growth, strategic and historic importance. The Group will focus on the development of key gas regions, enhance the integration amongst production, transportation and marketing of natural gas with a view to maintaining a rapid and healthy growth momentum.
     In respect of refining and chemicals operations, the Group will keep abreast of market changes, strive for optimal resources allocation, make scientific arrangement of refining and chemical production and operations, and optimise its product mix in order to raise the profitability of refining and chemicals operations. The Group will further push forward the optimisation of strategic structure and composition of its refining and chemical business and will proactively initiate a series of key projects, particularly the implementation of those projects in areas such as the Southeast coastal area and Southwest China, so as to ensure the refining capacity can be continually enhanced.

     In respect of the sale of refined products, the Group will place emphasis on sales volume and economic benefit with economic benefit taking priority. Market research and analysis will be strengthened to formulate marketing strategies in a scientific manner. Resources will be reasonably controlled. Meanwhile, marketing in the end-user market will be enhanced and the quality and efficiency of marketing will be continually improved. The Group will continue to expand and adjust its sales network, and on an ongoing basis, optimise the composition and structure of its existing service stations. The Group will also strengthen the development of its sales and distribution network and explore profitable markets. It will continue with the construction of storage and distribution facilities for commercial use in an orderly manner.
     In respect of natural gas and pipeline operations, the Group will continue to speed up the construction and connection of its domestic trunk pipeline networks. Development of the natural gas market will be focused. The Group will effectively enhance the overall balance among domestic natural gas, imported gas, LNG and other resources, and will strengthen the coordination among production, transportation and marketing activities. Gas supply will also be assured to be safe, steady and orderly. Meanwhile, the Group will seek to actively engage in developing other lines of business such as city gas and compressed natural gas with a view to increasing the contribution from the natural gas operations to the Group’s growth and efficiency.
     In respect of international operations, the Group will further enhance its capability in optimising resources globally. The Group will continue to expand its international energy co-operation for mutual benefits. It will strive to achieve a faster growth in overseas oil and gas business and to maintain the successful operation of existing overseas projects. International trading business will be sped up. Subject to proper management of risks and assurance of economic benefits, the Group will further increase the scale of its international trading business.
     5.7 Modification to the operating plan approved by the Board during the second half of this year
     ☐ Applicable    ✓ Not applicable
     5.8 Warning and explanation concerning the expectation that the accrued net profit from the beginning of this year to the end of the next reporting period will be negative, or will change dramatically from that of the same period of the preceding year
     ☐ Applicable   ✓ Not applicable
     5.9 Explanation of the Board about the Accounting Firm’s “other than standard unqualified opinion” in respect of the interim report
     ☐ Applicable   ✓ Not applicable

     5.10 Explanation of the Board about the changes in issues relating to the Accounting Firm’s “other than standard unqualified opinion” for the preceding year and how these issues are resolved
     ☐ Applicable     ✓ Not applicable
     5.11 Final dividends for the year ended December 31, 2008
     Final dividends in respect of 2008 of RMB0.14953 per share (inclusive of tax) amounted to a total of RMB27,367 million were approved by the shareholders at the annual general meeting of the Company on May 12, 2009 and were paid on June 19, 2009.
     5.12 Interim dividends and Closure of Register of Members
     The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2009 at the shareholders meeting held on May 12, 2009. The Board has resolved to pay an interim dividend of RMB0.12417 per share (inclusive of tax) for the six months ended June 30, 2009 on the basis of 45% of the profit attributable to the owners of the Company for the period under IFRS. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 16, 2009. The register of members of H shares will be closed from September 12, 2009 to September 16, 2009 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 11, 2009. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 16, 2009 will be eligible for the interim dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated at the rate of HK$1.00 equals to RMB0.88135 which was the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board of Directors on August 28, 2009. Accordingly, the dividends payable for each H share of the Company will be HK$0.14089 (inclusive of tax).
     According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. The Company will not withhold and pay income tax in respect of the dividends payable to any natural person shareholders whose names appear on the Company’s register of members for H shares as at September 16, 2009.
     Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members at the close of business on September 16, 2009. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding of corporate income tax.

6 Significant Events
     6.1 Acquisition, Sale of Assets and Restructuring of Assets
     6.1.1 Acquisition of Assets
     ✓ Applicable    ☐ Not applicable
     As at the end of the reporting period, the major acquisitions of assets by the Group during the reporting period were as follows:

			Net profit	Net profit
			contributed	contributed
			to the Group	to the Group			Whether
			since the	from the		Whether	contractual
			date of the	beginning of		ownership of	rights and
			acquisition	the year to	Whether	the relevant	obligations
Counterparty			to the end of	the end of	constitute	assets has	have been
and assets	Date of	Acquisition	the reporting	the reporting	connected	been fully	fully
acquired	acquisition	price	period	period	transaction	transferred	transferred

Acquisition of city gas business and assets from CNPC’s wholly-owned China Huayou Group Corporation and China Petroleum Pipeline Bureau	May 15, 2009	RMB1,094 million	Not applicable	—	Yes, based on valuation	No	No

Acquisition from China Petroleum Western Pipeline Company Limited under CNPC of the Western Pipeline assets	June 18, 2009	RMB9,708 million	Not applicable	Not applicable	Yes, based on valuation	No	No

Acquisition from Keppel Oil and Gas Services Pte. Ltd. of 45.51% shareholding interest in Singapore Petroleum Company Limited*	June 21, 2009	Singapore Dollars (“S$”) $1,466 million	—	Not applicable	No	Yes	Not applicable

*	As at June 30, 2009 the shareholding was 45.51%. On July 10, 2009, PetroChina International (Singapore) Pte. Ltd. made a mandatory general cash offer for all the remaining shares in Singapore Petroleum Company Limited.
     The above transactions did not have any impact on the continuity of the Group’s operations and the stability of its management and are advantageous to the future financial position and operating results of the Group.

     6.1.2 Sale of Assets
     ☐ Applicable    ✓ Not applicable
     6.1.3 The progress of the transaction and the impact on the operating results and financial position of the Group during the reporting period since the publication of the report on the restructuring of assets or sale and purchase of assets
     ☐ Applicable    ✓ Not applicable
     6.2 Material Guarantee
     ☐ Applicable    ✓ Not applicable
     The Group has no material guarantee during the reporting period.
     6.3 Non-operating Connected Obligatory Rights and Debts
     ☐ Applicable    ✓ Not applicable
     6.4 Material Litigation and Arbitration
     ☐ Applicable    ✓ Not applicable
     6.5 Other Significant Events
     ✓ Applicable    ☐ Not applicable
     6.5.1 Holding of interest in other listed securities
     ✓ Applicable    ☐ Not applicable
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

			Number			Book value
	Stock	Initial	of shares			as at the
Stock	short	investment	held		Shareholding	end of the	Financial	Source of
code	name	amount	(million)		(%)	period	accounts	shareholding

135	CNPC (Hong Kong)	HK$742 million	2,513.92	(1)	56.38	RMB654 million	Long term investment	Acquisition

S99	SPC	S$1,466 million	234.52	(2)	45.51	RMB6,877 million	Long term investment	Acquisition

Notes:

1.	The Group held the shares in CNPC (Hong Kong) Limited through Sun World Limited, its wholly-owned subsidiary. The shares of CNPC (Hong Kong) Limited are listed on The Stock Exchange of Hong Kong Limited (Stock short name: CNPC (Hong Kong)).

2.	The Group held the shares in Singapore Petroleum Company Limited through its indirect wholly-owned subsidiary, PetroChina International (Singapore) Pte. Ltd. The shares of Singapore Petroleum Company Limited are listed on the Singapore Stock Exchange (Stock short name: SPC).
     6.5.2 Issuance of medium-term notes

Date of issue	Amount (RMB million)	Term (years)	Interest per annum

January 13, 2009	15,000	3	2.70%

March 19, 2009	15,000	3	2.28%

May 26, 2009	15,000	5	3.35%
     6.5.3 Price adjustments of refined products in domestic market in the first half of 2009

	Increase /(decrease) in	Increase / (decrease)	Increase / (decrease) in
	gasoline price	in diesel price	aviation kerosene price
Date of price adjustment	(RMB/ton)	(RMB/ton)	(RMB/ton)

January 15, 2009	(140)	(160)	(1,060)

March 25, 2009	290	180	(430)

May 19, 2009	—	—	460

June 1, 2009	400	400	—

June 30, 2009	600	600	1,030
     6.6 Events after Balance Sheet Date
     ✓ Applicable    ☐ Not applicable
     6.6.1 On June 21, 2009, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirect wholly-owned subsidiary of the Company) has acquired 45.51% of the total issued shares of Singapore Petroleum Company Limited for cash consideration of S$1,466 million (approximately RMB6,877 million). In accordance with the Group’s accounting policy, the Group accounts for its investment in Singapore Petroleum Company Limited using the equity method of accounting.
     On July 10, 2009, in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, PetroChina International (Singapore) Pte. Ltd. has made a mandatory general cash offer for all the remaining shares in Singapore Petroleum Company Limited.
     6.6.2 On July 29, 2009, the PRC government adjusted the prices of refined products and reduced the prices of gasoline and diesel by RMB220 per ton.

7 Financial Statements
     7.1 Auditors’ Opinion

Financial Statements	✓ Unaudited	☐ Audited

Auditors’ opinion	Not applicable
     7.2 The Group’s Balance Sheets, Profit and Loss Accounts/ Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives
     7.2.1 Financial statements prepared in accordance with IFRS

     (1) Condensed Consolidated Statement of Comprehensive Income

	Six months ended June 30
	2009	2008
	RMB million	RMB million

TURNOVER	415,277	551,339

OPERATING EXPENSES
Purchases, services and other	(180,917)	(294,073)
Employee compensation costs	(30,574)	(30,502)
Exploration expenses, including exploratory dry holes	(11,107)	(12,889)
Depreciation, depletion and amortisation	(42,859)	(43,059)
Selling, general and administrative expenses	(27,027)	(28,104)
Taxes other than income taxes	(56,727)	(66,330)
Other (expenses) / income, net	(66)	2,499

TOTAL OPERATING EXPENSES	(349,277)	(472,458)

PROFIT FROM OPERATIONS	66,000	78,881

FINANCE COSTS
Exchange gain	265	1,325
Exchange loss	(1,103)	(2,332)
Interest income	504	1,503
Interest expense	(2,551)	(1,717)

TOTAL NET FINANCE COSTS	(2,885)	(1,221)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	739	3,696

PROFIT BEFORE INCOME TAX EXPENSE	63,854	81,356
INCOME TAX EXPENSE	(11,810)	(20,378)

PROFIT FOR THE PERIOD	52,044	60,978

OTHER COMPREHENSIVE INCOME / (LOSS):
Currency translation differences	(4,000)	(2,919)
Fair value gain / (loss) from available-for-sale financial assets	104	(262)
Income tax relating to components of other comprehensive income / (loss)	(21)	54

OTHER COMPREHENSIVE LOSS, NET OF TAX	(3,917)	(3,127)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	48,127	57,851

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	50,501	54,438
Non-controlling interest	1,543	6,540

	52,044	60,978

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	48,572	53,169
Non-controlling interest	(445)	4,682

	48,127	57,851

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.28	0.30

     (2) Condensed Consolidated Statement of Financial Position

	June 30, 2009	December 31, 2008
	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment	928,401	900,424
Investments in associates and jointly controlled entities	35,835	28,850
Available-for-sale financial assets	2,054	2,034
Advance operating lease payments	26,963	26,280
Intangible and other assets	11,091	10,694
Deferred tax assets	210	497
Time deposits with maturities over one year	1,996	2,510

TOTAL NON-CURRENT ASSETS	1,006,550	971,289

CURRENT ASSETS
Inventories	87,600	90,685
Accounts receivable	21,136	16,810
Prepaid expenses and other current assets	74,743	69,557
Notes receivable	4,165	4,319
Time deposits with maturities over three months but within one year	7,163	10,425
Cash and cash equivalents	89,232	33,150

TOTAL CURRENT ASSETS	284,039	224,946

CURRENT LIABILITIES
Accounts payable and accrued liabilities	178,303	156,780
Income taxes payable	—	1,271
Other taxes payable	13,456	13,930
Short-term borrowings	102,320	93,670

TOTAL CURRENT LIABILITIES	294,079	265,651

NET CURRENT LIABILITIES	(10,040)	(40,705)

TOTAL ASSETS LESS CURRENT LIABILITIES	996,510	930,584

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	401,607	378,473
Reserves	228,996	229,416

	813,624	790,910
Non-controlling interest	54,962	56,930

TOTAL EQUITY	868,586	847,840

NON-CURRENT LIABILITIES
Long-term borrowings	72,099	32,852
Asset retirement obligations	37,151	36,262
Deferred tax liabilities	17,338	12,466
Other long-term obligations	1,336	1,164

TOTAL NON-CURRENT LIABILITIES	127,924	82,744

TOTAL EQUITY AND NON-CURRENT LIABILITIES	996,510	930,584

     (3) Condensed Consolidated Statement of Cash Flows

	Six months ended June 30
	2009	2008
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	52,044	60,978
Adjustments for:
Income tax expense	11,810	20,378
Depreciation, depletion and amortisation	42,859	43,059
Capitalised exploratory costs charged to expense	5,735	6,634
Share of profit of associates and jointly controlled entities	(739)	(3,696)
(Reversal of provision for) / Provision for impairment of receivables, net	(34)	52
Write down in inventories, net	75	1,422
Impairment of available-for-sale financial assets	—	10
Impairment of investments in associates and jointly controlled entities	—	19
(Gain) / loss on disposal of property, plant and equipment	(140)	498
(Gain) / loss on disposal of investments in associates and jointly controlled entities	(10)	3
Loss / (gain) on disposal of available-for-sale financial assets	2	(4)
Loss on disposal of intangible and other non-current assets	2	—
Dividend income	(145)	(100)
Interest income	(504)	(1,503)
Interest expense	2,551	1,717
Advance payments on long-term operating leases	(1,644)	(2,143)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	11,679	(33,883)
Inventories	3,010	(11,551)
Accounts payable and accrued liabilities	24,161	32,029

CASH GENERATED FROM OPERATIONS	150,712	113,919
Interest received	469	1,370
Interest paid	(2,563)	(2,057)
Income taxes paid	(18,543)	(31,291)

NET CASH PROVIDED BY OPERATING ACTIVITIES	130,075	81,941

     (3) Condensed Consolidated Statement of Cash Flows (Continued)

	Six months ended June 30
	2009	2008
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(88,666)	(75,807)
Acquisition of investments in associates and jointly controlled entities	(7,216)	(206)
Acquisition of available-for-sale financial assets	(13)	(10)
Acquisition of intangible assets and other non-current assets	(1,494)	(914)
Purchase of non-controlling interest	(55)	(132)
Business combinations under common control	(177)	—
Proceeds from disposal of property, plant and equipment	291	98
Proceeds from disposal of investments in associates and jointly controlled entities	16	2
Proceeds from disposal of available-for-sale financial assets	108	25
Proceeds from disposal of intangible and other non-current assets	11	—
Dividends received	278	2,227
Decrease in time deposits with maturities over three months	3,775	8,067

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(93,142)	(66,650)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(47,508)	(30,039)
Repayments of long-term borrowings	(6,401)	(4,136)
Dividends paid to non-controlling interest	(1,323)	(2,655)
Dividends paid to owners of the Company	(27,367)	(28,708)
Increase in short-term borrowings	50,196	37,450
Increase in long-term borrowings	51,622	822
Capital contribution from non-controlling interest	655	8,232
Capital reduction of subsidiaries	(113)	(1,165)
Increase / (decrease) in other long-term obligations	44	(29)

NET CASH FLOWS FROM / (USED FOR) FINANCING ACTIVITIES	19,805	(20,228)

TRANSLATION OF FOREIGN CURRENCY	(656)	(223)

Increase / (decrease) in cash and cash equivalents	56,082	(5,160)
Cash and cash equivalents at beginning of the period	33,150	68,817

Cash and cash equivalents at end of the period	89,232	63,657

     (4) Selected notes from the financial statements prepared in accordance with IFRS
     (i) Turnover
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas.
     (ii) Profit Before Income Tax Expense

	Six months ended June 30
	2009	2008
	RMB million	RMB million

Items credited and debited in arriving at the profit before taxation include:

Crediting
Dividend income from available-for-sale financial assets	145	100
Gain on disposal of property, plant and equipment	140	—
Reversal of provision for impairment of receivables	65	70
Reversal of write down in inventories	21	—

Charging
Amortisation on intangible and other assets	980	732
Cost of inventories recognised as expense	237,814	343,665
Provision for impairment of receivables	31	122
Interest expense (Note (i))	2,551	1,717
Loss on disposal of property, plant and equipment	—	498
Operating lease expenses	3,240	3,073
Research and development expenses	4,191	5,153
Write down in inventories	96	1,422

Note (i): Interest expense
Interest expense	3,821	2,836
Less: Amounts capitalised	(1,270)	(1,119)

	2,551	1,717

     (iii) Income Tax Expense

	Six months ended June 30
	2009	2008
	RMB million	RMB million

Income taxes	6,224	22,015
Deferred taxes	5,586	(1,637)

	11,810	20,378

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.
     (iv) Basic and Diluted Earnings Per Share
     Basic and diluted earnings per share for the six months ended June 30, 2009 and June 30, 2008 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.
     There are no potentially dilutive ordinary shares.
     (v) Dividends

	Six months ended June 30
	2009	2008
	RMB million	RMB million

Interim dividends attributable to owners of the Company for 2009 (note a)	22,725	—
Interim dividends attributable to owners of the Company for 2008 (note c)	—	24,127

(a)	As authorised by shareholders in the Annual General Meeting on May 12, 2009, the Board of Directors, in a meeting held on August 28, 2009, resolved to distribute interim dividends attributable to owners of the Company in respect of 2009 of RMB0.12417 yuan per share amounting to a total of RMB22,725 million. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the balance sheet date.

(b)	Final dividends attributable to owners of the Company in respect of 2008 of RMB0.14953 yuan per share amounting to a total of RMB27,367 million were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

(c)	Interim dividends attributable to owners of the Company in respect of 2008 of RMB0.13183 yuan per share amounting to a total of RMB24,127 million and were paid on October 16, 2008.

(d)	Final dividends attributable to owners of the Company in respect of 2007 of RMB0.156859 yuan per share amounting to a total of RMB28,708 million were approved by the shareholders in the Annual General Meeting on May 15, 2008 and were paid on June 13, 2008.

     (vi) Accounts Receivable

	June 30, 2009	December 31, 2008
	RMB million	RMB million

Accounts receivable due from third parties	17,391	12,839
Accounts receivable due from related parties	6,139	6,394

	23,530	19,233
Less: Provision for impairment of receivables	(2,394)	(2,423)

	21,136	16,810

     The aging analysis of accounts receivable at June 30, 2009 and December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
	RMB million	RMB million

Within 1 year	20,821	16,563
Between 1 to 2 years	236	156
Between 2 to 3 years	29	25
Over 3 years	2,444	2,489

	23,530	19,233

     (vii) Accounts Payable and Accrued Liabilities

	June 30, 2009	December 31, 2008
	RMB million	RMB million

Trade payables	33,279	29,520
Advances from customers	10,989	10,840
Salaries and welfare payable	8,972	6,377
Accrued expenses	9,051	13
Dividends payable by subsidiaries to non-controlling interest	128	88
Interest payable	436	83
Construction fee and equipment costs payables	41,316	46,310
Amounts due to related parties	59,186	47,896
Other payables	14,946	15,653

	178,303	156,780

     The aging analysis of trade payables at June 30, 2009 and December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
	RMB million	RMB million

Within 1 year	31,746	27,936
Between 1 to 2 years	747	852
Between 2 to 3 years	332	253
Over 3 years	454	479

	33,279	29,520

     (viii) Segment Information
     The Group has redefined its operating segments with effect from January 1, 2009 and the operating segments after the re-segmentation are as follows: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline. Comparative amounts have been restated to reflect the re-segmentation.
     The segment information for the operating segments for the six months ended June 30, 2009 and 2008 were as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
Six months ended	RMB	RMB	RMB	RMB	RMB	RMB
June 30, 2009	million	million	million	million	million	million

Turnover	162,688	216,988	302,225	35,074	409	717,384
Less: Intersegment sales	(123,293)	(164,165)	(11,014)	(3,577)	(58)	(302,107)

Turnover from external customers	39,395	52,823	291,211	31,497	351	415,277

Depreciation, depletion and amortisation	(30,370)	(5,550)	(3,080)	(3,383)	(476)	(42,859)
Other costs	(6,465)	(6,515)	(11,348)	(382)	(2,383)	(27,093)
Profit / (loss) from operations	37,640	17,192	7,293	9,867	(5,992)	66,000

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total
Six months ended	RMB	RMB	RMB	RMB	RMB	RMB
June 30, 2008	million	million	million	million	million	million

Turnover	320,166	274,022	398,324	30,902	734	1,024,148
Less: Intersegment sales	(257,345)	(182,888)	(28,883)	(3,390)	(303)	(472,809)

Turnover from external customers	62,821	91,134	369,441	27,512	431	551,339

Depreciation, depletion and amortisation	(25,583)	(11,159)	(2,794)	(3,155)	(368)	(43,059)
Other costs	(8,117)	(3,666)	(9,488)	(246)	(4,088)	(25,605)
Profit / (loss) from operations	131,347	(59,830)	7,530	8,396	(8,562)	78,881

     7.2.2 Financial statements prepared in accordance with CAS
     (1) Consolidated and Company Balance Sheets

	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million

ASSETS
Current assets
Cash at bank and on hand	98,391	46,085	77,784	31,759
Notes receivable	4,165	4,319	6,316	3,878
Accounts receivable	21,136	16,810	3,514	2,170
Advances to suppliers	45,495	37,439	34,220	20,896
Other receivables	7,160	6,224	13,578	14,637
Inventories	87,600	90,685	72,069	81,189
Current portion of non-current assets	67	136	67	136
Other current assets	22,021	25,758	20,741	24,388

Total current assets	286,035	227,456	228,289	179,053

Non-current assets
Available-for-sale financial assets	2,006	1,985	933	941
Long-term equity investments	35,049	28,000	135,590	136,041
Fixed assets	253,522	256,197	200,287	204,532
Oil and gas properties	464,994	473,090	318,730	321,473
Construction in progress	197,679	160,496	166,326	135,501
Construction materials	12,636	11,299	11,193	9,736
Fixed assets pending disposal	278	293	261	287
Intangible assets	24,579	23,625	19,548	19,096
Goodwill	119	148	119	148
Long-term prepaid expenses	13,496	13,343	11,447	11,299
Deferred tax assets	210	497	—	—
Other non-current assets	455	533	3	—

Total non-current assets	1,005,023	969,506	864,437	839,054

TOTAL ASSETS	1,291,058	1,196,962	1,092,726	1,018,107

     (2) Consolidated and Company Balance Sheets (Continued)

	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	The Group	The Group	The Company	The Company
	RMB million	RMB million	RMB million	RMB million

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	90,459	87,772	91,381	95,913
Notes payable	1,852	433	—	—
Accounts payable	124,440	118,286	83,171	85,013
Advances from customers	14,128	13,008	9,804	10,985
Employee compensation payable	8,972	6,377	7,594	5,395
Taxes payable	13,456	15,201	10,401	9,067
Other payables	26,700	17,794	22,386	15,266
Current portion of non-current liabilities	11,861	5,898	11,600	5,373
Other current liabilities	2,211	882	468	95

Total current liabilities	294,079	265,651	236,805	227,107

Non-current liabilities
Deferred income	339	211	215	186
Long-term borrowings	23,042	28,709	16,878	23,362
Debentures payable	49,057	4,143	48,500	3,500
Long-term payables	86	57	57	56
Grants payable	782	770	716	711
Provisions	37,151	36,262	24,705	23,854
Deferred tax liabilities	17,375	12,594	6,389	1,966
Other non-current liabilities	129	126	126	126

Total non-current liabilities	127,961	82,872	97,586	53,761

Total liabilities	422,040	348,523	334,391	280,868

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,305	115,514	128,026	127,960
Special reserve	8,543	—	6,584	—
Surplus reserves	115,466	122,216	104,366	109,550
Undistributed profits	396,625	373,666	336,338	316,708
Currency translation differences	(4,730)	(2,726)	—	—

Equity attributable to equity holders of the Company	814,230	791,691	758,335	737,239

Minority interest	54,788	56,748	—	—

Total shareholders’ equity	869,018	848,439	758,335	737,239

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,291,058	1,196,962	1,092,726	1,018,107

     (2) Consolidated and Company Income Statements

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million

Operating income	415,277	551,339	317,969	393,015
Less: Cost of sales	(248,922)	(356,554)	(198,275)	(307,648)
Tax and levies on Operations	(54,393)	(62,389)	(47,457)	(37,130)
Selling expenses	(20,972)	(21,622)	(17,219)	(17,078)
General and administrative expenses	(24,752)	(26,708)	(18,768)	(21,075)
Finance expenses	(3,153)	(1,410)	(2,060)	(205)
Asset impairment losses	(41)	(7,430)	(42)	(7,315)
Add: Investment income	885	3,767	17,307	44,104

Operating profit	63,929	78,993	51,455	46,668

Add: Non-operating income	1,079	5,615	885	4,606
Less: Non-operating expenses	(1,412)	(3,363)	(1,018)	(1,994)

Profit before taxation	63,596	81,245	51,322	49,280

Less: Taxation	(11,719)	(20,364)	(4,325)	4,332

Net profit	51,877	60,881	46,997	53,612

Attributable to:
Equity holders of the Company	50,326	54,331	46,997	53,612
Minority interest	1,551	6,550	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.27	0.30	0.26	0.29
Diluted earnings per share (RMB Yuan)	0.27	0.30	0.26	0.29

Other comprehensive (loss) / income	(3,917)	(3,125)	63	(165)

Total comprehensive income	47,960	57,756	47,060	53,447
Attributable to:
Equity holders of the Company	48,397	53,062	47,060	53,447
Minority interest	(437)	4,694	—	—

     (3) Consolidated and Company Cash Flow Statements

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	481,430	635,981	365,841	457,759
Refund of taxes and levies	412	4,186	412	3,329
Cash received relating to other operating activities	181	1,696	4,805	5,274

Sub-total of cash inflows	482,023	641,863	371,058	466,362

Cash paid for goods and services	(195,009)	(374,243)	(167,557)	(325,820)
Cash paid to and on behalf of employees	(27,979)	(34,053)	(18,008)	(27,280)
Payments of taxes and levies	(97,004)	(122,855)	(73,146)	(63,098)
Cash paid relating to other operating activities	(28,218)	(25,941)	(21,677)	(11,597)

Sub-total of cash outflows	(348,210)	(557,092)	(280,388)	(427,795)

Net cash flows from operating activities	133,813	84,771	90,670	38,567

Cash flows from investing activities
Cash received from disposal of investments	3,899	8,094	3,285	8,026
Cash received from returns on investments	747	3,597	16,922	44,492
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	302	98	148	77

Sub-total of cash inflows	4,948	11,789	20,355	52,595

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(91,804)	(78,864)	(71,988)	(68,431)
Cash paid to acquire investments	(7,461)	(348)	(255)	(15,761)

Sub-total of cash outflows	(99,265)	(79,212)	(72,243)	(84,192)

Net cash flows from investing activities	(94,317)	(67,423)	(51,888)	(31,597)

Cash flows from financing activities
Cash received from capital contributions	655	8,232	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	655	8,232	—	—
Cash received from borrowings	101,818	38,272	76,111	27,872
Cash received relating to other financing activities	136	24	97	21

Sub-total of cash inflows	102,609	46,528	76,208	27,893

Cash repayments of borrowings	(53,909)	(34,175)	(35,895)	(16,594)

	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million

Cash payments for interest expenses and distribution of dividends or profits	(31,253)	(33,420)	(29,978)	(29,821)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,323)	(2,655)	—	—
Capital reduction	(113)	(1,165)	—	—
Cash payments relating to other financing activities	(92)	(53)	(92)	(50)

Sub-total of cash outflows	(85,367)	(68,813)	(65,965)	(46,465)

Net cash flows from financing activities	17,242	(22,285)	10,243	(18,572)

Effect of foreign exchange rate changes on cash and cash equivalents	(656)	(223)	—	—

Net (decrease) / increase in cash and cash equivalents	56,082	(5,160)	49,025	(11,602)

Add: Cash and cash equivalents at beginning of the period	33,150	68,817	21,759	60,332

Cash and cash equivalents at end of the period	89,232	63,657	70,784	48,730

     (4) Consolidated Statement of Changes in Equity

	Shareholders’ equity attributable to the Company
						Currency		Total
	Share	Capital	Special	Surplus	Undistribu-	translation	Minority	shareholders’
	capital	surplus	reserve	reserves	ted profits	differences	interest	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Items	million	million	million	million	million	million	million	million

Balance at December 31, 2007	183,021	122,312	—	106,232	329,605	(1,554)	43,786	783,402

Business combinations under common control	—	181	—	—	(139)	—	577	619

Balance at January 1, 2008	183,021	122,493	—	106,232	329,466	(1,554)	44,363	784,021

Changes in the six months ended June 30, 2008
Net profit	—	—	—	—	54,331	—	6,550	60,881
Gains / (losses) recognised directly in equity
Currency translation differences	—	—	—	—	—	(1,085)	(1,832)	(2,917)
Purchase of minority interest in subsidiaries	—	(15)	—	—	—	—	(117)	(132)
Fair value changes of available-for-sale financial assets	—	(184)	—	—	—	—	(24)	(208)
Other	—	3	—	—	—	—	18	21

Sub-total	—	(196)	—	—	54,331	(1,085)	4,595	57,645
Shareholders’ contribution and withdrawal
Capital contribution by shareholders — other	—	—	—	—	—	—	8,232	8,232
Capital reduction	—	—	—	—	—	—	(1,165)	(1,165)
Profit distribution
Special reserve — Safety Fund	—	—	—	2,932	(2,932)	—	—	—
Distribution to shareholders	—	—	—	—	(28,708)	—	(2,390)	(31,098)
Distribution to shareholders before purchase	—	—	—	—	(10)	—	(28)	(38)

Balance at June 30, 2008	183,021	122,297	—	109,164	352,147	(2,639)	53,607	817,597

Balance at December 31, 2008	183,021	115,315	—	122,216	373,793	(2,726)	56,106	847,725
Business combinations under common control	—	199	—	—	(127)	—	642	714

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Changes in the six months ended June 30, 2009
Net profit	—	—	—	—	50,326	—	1,551	51,877
Gains / (losses) recognised directly in equity
Currency translation differences	—	—	—	—	—	(2,004)	(1,996)	(4,000)
Purchase of minority interest in subsidiaries	—	(23)	—	—	—	—	(32)	(55)
Business combinations under common control	—	(248)	—	—	—	—	5	(243)
Fair value changes of available-for-sale financial assets	—	75	—	—	—	—	8	83
Other	—	(13)	—	—	—	—	77	64

Sub-total	—	(209)	—	—	50,326	(2,004)	(387)	47,726

	Shareholders’ equity attributable to the Company
						Currency		Total
	Share	Capital	Special	Surplus	Undistribu-	translation	Minority	shareholders’
	capital	surplus	reserve	reserves	ted profits	differences	interest	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Items	million	million	million	million	million	million	million	million

Shareholders’ contribution and withdrawal
Capital contribution by shareholders — other	—	—	—	—	—	—	655	655
Capital reduction	—	—	—	—	—	—	(113)	(113)
Profit distribution
Special reserve — Safety Fund	—	—	8,543	(6,750)	—	—	—	1,793
Distribution to shareholders	—	—	—	—	(27,367)	—	(2,115)	(29,482)

Balance at June 30, 2009	183,021	115,305	8,543	115,466	396,625	(4,730)	54,788	869,018

     7.3 Notes to Financial Statements
     7.3.1 Explanation for any Changes in Accounting Policies, Accounting Estimates or Correction of Accounting Error, Reason and the Impact
     ☐ Applicable    ✓ Not applicable
     7.3.2 Explanation for any Material Changes in the Scope of Consolidation, Reason and the Impact
     ☐ Applicable    ✓ Not applicable
     7.3.3 Explanation if qualified audited report is issued and the relevant notes thereon
     ☐ Applicable  ✓ Not applicable
8 Repurchase, Sale or Redemption of Securities
     The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2009.
9 Disclosure of Other Information
     Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2008 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

10 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing of the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.
11 Compliance with the Code on Corporate Governance Practices
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules applicable during the six months ended June 30, 2009.
12 Audit Committee
     The Audit Committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang.
     The Audit Committee of the Company has reviewed and confirmed this announcement of the interim results (summary of the 2009 Interim Report) for the six months ended June 30, 2009.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
August 28, 2009
     As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
     This announcement contains certain forward-looking statements with respect to the financial position, financial results and businesses of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.
     This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.